November 23, 2020
Via E-mail

William Fong, Esq.
White & Case LLP
9th Floor Central Tower
28 Queen   s Road Central
Hong Kong SAR

       Re:     Cellular Biomedicine Group, Inc.
               Amendment No. 1 to Schedule 13E-3
               Filed November 17, 2020 by Cellular Biomedicine Group, Inc.; et al.
               File No. 005-82437

               Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed November 17, 2020
               File No. 001-36498

Dear Mr. Fong:

       The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comments.

Amendment No. 1 to Schedule 13E-3

General

1. Please supplementally advise us how you determined that Velvet Investment Pte. Ltd. is not an affiliate engaged in the Rule 13e-3 transaction that is required to be identified as a filing person for purposes of Schedule 13E-3 given its involvement in the financing of the
   transaction and in guaranteeing a portion of the Company   s payment
obligations as a key
   member of the Buyer Consortium.

2. Please revise the information set forth under Item 13 in your amended
Schedule 13E-3 to
   incorporate by reference the unaudited condensed consolidated financial statements of the
   Company   s Form 10-Q for the period ended September 30, 2020. Refer to Item
1010(a)(2)
   of Regulation M-A.
 William Fong, Esq.
White & Case LLP
November 23, 2020
Page 2

Preliminary Proxy Statement

Opinion of Jefferies LLC
Miscellaneous, page 74

3. We note the updated disclosure on pages 57 and 74 indicating a lack of material relationships
   between    Jefferies    financial advisory business and the Company, Parent
or any of the
   Participants.    Please confirm, if true, that there have been no material
relationships between
   Jefferies and any of the Company   s affiliates for the past two years.
Refer to Item 9 of
   Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A

4. Refer to comment 3 above and the disclosure on page 39 that the Special Committee
   determined    that any relationships between Jefferies and members of the
Buyer Consortium
   previously disclosed by Jefferies to the Special Committee were not material to the Special
   Committee   s evaluation of a transaction involving the Buyer Consortium.
Please be advised
   that the materiality threshold under Item 1015(b)(4) extends to any material relationships, not just those that the Special Committee deems material for purposes of its evaluation of the transaction. Accordingly, please confirm that any material relationships between Jefferies or its affiliates and the Company and its affiliates during the past two years will be disclosed
   such that the Company   s stockholders will be able to adequately assess
Jefferies
   independence and objectivity.

                                              *   *   *

        Please direct any questions to me at (202) 551-7951.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions